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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of May, 2000


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Enclosed is unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Result of Operations for the interim period ended March 31, 2000.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-K and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.






































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            NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

              MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS AS OF

                         MARCH 31, 2000

OVERVIEW

    In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

    On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. The Company funded the repurchase with the proceeds of a long-term loan from a syndicate of international lenders in the total amount of $30,000,000.

     BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

     On January 3, 2000 the Company received $3,685,500 in Base
Hire from the Charterer for the period from January 1 to March
31, 2000. In April 2000 the Broker Panel determined that the






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Additional Hire for the period January 1 to March 31, 2000 was
$1,113,567 i.e. $4,079 per day per Vessel.

     On April 3, 2000 the Company received $3,685,500 in Base
Hire from the Charterer for the period from April 1 to June 30, 2000.

RESULTS OF OPERATIONS

    The Company's revenues from the Charter Hire for the period
January 1 to March 31, 2000 derived from the Base Hire of
$3,685,500 ($13,500 per day per Vessel)and the determined
Additional Hire of $1,113,567 ($4,079 per day per Vessel).  Total
Charter Hire for the period from January 1 to March 31 was $4,799,067 or $17,579 per day per Vessel (T/C equivalent of $26,079 per day per Vessel).

    Net costs during the Report Period were $2,257,328 of which three months depreciation of the Vessels constitutes $1,707,760.

Net profit during the Report Period was $2,541,739.


LIQUIDITY AND CAPITAL RESOURCES

    Total Assets of the Company at March 31, 2000 were
$157,277,886 compared to $158,056,330 at December 31, 1999.  Cash held at March 31, 2000 was $2,347,636.


DIVIDEND PAYMENT

    Based on the minimum Base Hire for the 1st quarter of 2000, from January 1 to March 31, the Board of Directors declared in January 2000 a Dividend of $3,300,268.54 or $0.34 per Common Share. The dividend was paid to Shareholders in February 2000.

    Based on the Additional Hire of $1,113,567 for the 1st quarter of 2000 and the minimum Base Hire for the 2nd quarter of 2000, from April 1 to June 30, the Board of Directors declared in
April 2000 a Dividend of $4,367,973 or $0.45 per Common Share to be paid to Shareholders in May 2000.

    Total declared Dividend per April 2000 is so far $7,668,241 or $0.79 per Common Share. Minimum Dividend for the entire 2000 will thus be $1.46 per Common Share.

    The table below illustrates the historical development of the Dividend per Common Share:




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         Period          1997     1998      1999      2000
         -----------     ----     ----      ----      ----
         1st Quarter              0.40      0.32      0.34
         2nd Quarter              0.41      0.32      0.45
         3rd Quarter              0.32      0.35
         4th Quarter     0.30     0.30      0.36
         -----------     ----     ----      ----      ----
         Total USD       0.30     1.43      1.35
         ----------      ----     ----      ----      ----












































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NORDIC AMERICAN TANKER SHIPPING LTD. (N&T)

INCOME STATEMENT INFORMATION
All figures in USD

                            1st Qtr.    1st Qtr.    4th Qtr.    1/1 - 12/31
                            2000        1999        1999        1999
                            ----------- ----------- ----------- -----------
Revenue                     4,799,067   3,645,000   3,726,000  14,782,500
Ship Broker Commissions       (59,989)    (45,562)    (46,575)   (184,781)
Management Fee Expense        (62,500)    (62,500)    (62,500)   (250,000)
Insurance Expense             (21,250)    (25,000)    (22,500)    (97,500)
Other Expenses                (10,260)     (8,541)     (4,461)    (64,004)
Depreciation               (1,707,760) (1,707,760) (1,707,759) (6,831,039)
                          ----------- ----------- ----------- -----------
Net Operating Income        2,937,308   1,795,637   1,882,205   7,355,176

Financial Income               50,471      50,774  66,060,220         732
Financial Expenses           (446,040)   (439,745)   (457,488) (1,801,232)
                          ----------- ----------- ----------- -----------
Net Financial Item           (395,569)   (388,971)   (391,428) (1,580,500)
                          ----------- ----------- -----------------------
Net Profit                  2,541,739   1,406,666   1,490,777   5,774,676
                          ----------- ----------- -----------------------


BALANCE SHEET INFORMATION
All figures in USD

                            Mar. 31              Dec. 31
                            2000                 1999
                            -----------          -----------
ASSETS
Vessels                     153,698,325          155,406,085
Prepaid finance charges          68,775               72,395
Prepaid insurance                49,583               70,833
Account receivables           1,113,567                    0
Cash and cash on deposit      2,347,636            2,507,017
                           ------------          -----------
Total Assets                157,277,886          158,056,330
                           ------------          -----------

LIABILITIES
Other Shareholder Equity    127,123,400          127,881,931

SHAREHOLDER'S EQUITY
9,706,606 Common Shares,         97,066               97,066
par value $.01 per share,
outstanding 50 million
authorized



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Long Term Debt               30 000 000           30 000 000

Accrued Interest                 43 500               77 333
Accounts Payable                 13 920                    0
                           ------------          -----------
Total liabilities
& equity                    157 277 886          158 056 330
                           ------------          -----------













































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  April 28, 2000                By:  /s/Herbjorn Hansson
                                           ___________________
                                           Herbjorn Hansson
                                           President and Chief
                                           Executive Officer

































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